UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   The Aries Trust
   c/o Paramount Capital Asset Management, Inc.
   787 Seventh Avenue, 44th Floor
   New York, New York  10019
2. Issuer Name and Ticker or Trading Symbol
   GENTA INCORPORATED /DE/
   GNTAC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   06/30/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Line of Credit        |$2.50   |06/6/|J(2)| |32,500     |   |06/06|06/06|Common  |32,500     |(2)    |32,500      |D  |            |
Warrants              |        |97   |    | |           |   |/97  |/02  |        |           |       |            |   |            |
                      |        |     |    | |           |   |     |     |        |           |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Series D Convertible P|$0.94   |06/30|P(3)| |6,500      |   |N/A  |N/A  |Common  |691,489    |$565,50|45,500 (1)  |D  |            |
referred              |        |/97  |    | |           |   |     |     |        |           |0(3)   |            |   |            |
                      |        |     |    | |           |   |     |     |        |           |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Class D Warrants      |$0.94   |06/30|P(3)| |32,500     |   |07/01|06/30|Common  |32,500     |(3)    |32,500      |D  |            |
                      |        |/97  |    | |           |   |97   |/02  |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) Includes Series D Convertible Preferred Stock acquired both by conversion of 12% Senior Secured Convertible Bridge Notes (the "Bridge Notes") and by purchase in a private placement. Does not, however, include shares of Series D Convertible Preferred Stock issuable upon conversion of the interest on the Bridge Notes.
(2) Received in consideration of the extension of a $325,000 line of credit to the Issuer.
(3) The Series D Preferred Stock and Class D Warrants purchased on 6/30/97 were included in Units for which the Reporting Person paid an aggregate of $565,500.

SIGNATURE OF REPORTING PERSON
/s/ Lindsay A. Rosenwald, M.D., President
Paramount Capital Asset Management, Inc., Investment Manager
The Aries Trust
DATE
7/10/97

                                  Attachment A


        Reporting Person:           The Aries Trust
        Issuer:                     Genta Incorporated (GNTAC)
        Statement For:              June/1997

         Paramount Capital Asset Management, Inc. ("Paramount"), the Investment Manager to The Aries Trust (the "Trust"), is also the General Partner of the Aries Domestic Fund (the "Partnership"), a Delaware limited partnership, which also owns securities of the Issuer. Lindsay A. Rosenwald, M.D., is the sole shareholder of Paramount. Paramount and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Partnership and the Trust, except to the extent of their pecuniary interest therein.

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